Exhibit 99.2
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1	Name and Address of Company

BELLUS Health Inc. (the “Company”) 275 Armand-Frappier Blvd. Laval, Quebec H7V 4A7

Item 2	Date of Material Change

May 6, 2009

Item 3	News Release

On May 6, 2009, a press release was issued from Laval, Québec and disseminated by CNW Telbec.

Item 4	Summary of Material Change

Mr. Calin Rovinescu, has resigned from the Board of Directors and all of its committees, effective May 5, 2009.

Item 5	Full Description of Material Change
5.1	Full Description of Material Change
On May 6, 2009, the Company announced that Mr. Calin Rovinescu, has resigned from the Board of Directors and all of its committees, effective May 5, 2009.
5.2	Disclosure for Restructuring Transactions
N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

N/A

Item 8	Executive Officer

David Skinner Vice President, General Counsel and Corporate Secretary (450) 680-4580

Item 9	Date of Report

May 6, 2009